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                                                                      EXHIBIT 5

                        [SULLIVAN & CROMWELL LETTERHEAD]

                                                                August 2, 1999

Pharmacia & Upjohn, Inc.,
    95 Corporate Drive,
       Bridgewater, New Jersey  08807.

Dear Ladies and Gentlemen:

        In connection with the registration under the Securities Act of 1933 (the "Act") of 14,923,657 shares of Common Stock, par value $.01 per share (the "Shares"), of Pharmacia & Upjohn, Inc., a Delaware corporation (the "Company"), and the related stock purchase rights (the "Rights") issued pursuant to the Stockholder Protection Rights Agreement, dated as of March 7, 1997 (the "Rights Agreement"), between the Company and Harris Trust & Savings Bank, as Rights Agent (the "Rights Agent"), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion:

        (1) The Shares have been duly authorized and, upon compliance with the exchange procedures set forth in Section 4.2(b) of the Merger Agreement, dated as of

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Pharmacia & Upjohn, Inc.                                               -2-


    June 15, 1999 (the "Merger Agreement"), among SUGEN, Inc., the Company and University Acquisition Corp. (the "Exchange Procedures"), the Shares will be validly issued, fully paid and nonassessable.

        (2) The issuance of the Rights has been duly authorized by the Company.

        (3) Assuming that the Board of Directors of the Company, after fully informing itself as to matters relating to the Rights Agreement and the Rights and after giving due consideration to all relevant matters, determined that the execution and delivery of the Rights Agreement and the issuance of Rights thereunder would be in the best interests of the Company and its stockholders, and assuming further that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent, then upon compliance with the Exchange Procedures, the Rights will be validly issued.

        In connection with our opinion set forth in paragraph (2) above, we note that the question whether the Board of Directors of the Company might be required to redeem the Rights at some future time will depend upon facts and circumstances

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Pharmacia & Upjohn, Inc.                                               -3-


existing at that time and, accordingly, is beyond the scope of such opinion.

        The foregoing opinion is limited to the Federal laws of the United States and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

        We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Shares and the Rights and to the reference to us under the heading "Validity of Shares" in the Proxy Statement/Prospectus relating to the Shares and the Rights. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.


                                        Very truly yours,


                                        /s/ Sullivan & Cromwell